Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Condensed Interim Consolidated Financial Statements

September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

Notice to Reader:

The Company's independent auditor has not reviewed these condensed interim consolidated financial statements. These statements have been prepared by and are the responsibility of the Company's management. This notice is being provided under National Instrument 51-102 - Continuous Disclosure Obligations.

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited-in thousands of U.S. Dollars)

	Note	September 30, 2021	December 31, 2020
Assets

Current assets:
Cash		$1,921	$701
Other receivables		3	3
Marketable securities	3	-	641
Prepaid and deposit		25	5
		1,949	1,350
Non-current assets:
Mineral properties	4	30,256	28,236
Reclamation bonds		35	34
		30,291	28,270
Total Assets		$32,240	$29,620
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$308	$222
Water rights sale obligation	4	1,000	-
		1,308	222
Non-current liability
Derivative liabilities	5	24	51
Total Liabilities		1,332	273

Shareholders' Equity
Share capital		104,223	101,553
Contributed surplus		20,203	19,406
Deficit		(93,518)	(91,612)
		30,908	29,347
Total Liabilities and Shareholders' Equity		$32,240	$29,620

See the accompanying notes to the condensed interim consolidated financial statements.

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

Approved on behalf of the Board of Directors on November 22, 2021:

/s/ "Thomas Patton"	/s/ "Stephen Goodman"
Director	Chief Financial Officer

See the accompanying notes to the condensed interim consolidated financial statements.

Page 2 | 15

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
General administrative expenses
General office		$90	$20	$121	$48
Insurance		24	28	48	45
Investor relations and corporate development		53	24	94	66
Professional fees		59	11	108	28
Rent		15	35	45	93
Salaries and benefits		242	200	682	512
Transfer agent and regulatory		7	8	51	40
Travel		13	-	13	13
		(503)	(326)	(1,162)	(845)

Fair value (loss) gain on derivative liabilities	5	84	(1)	27	79
Foreign exchange gain (loss)		31	24	49	22
General exploration		(92)	(116)	(104)	(116)
Loss on settlement of convertible notes		-	(26)	-	(26)
(Loss) gain on marketable securities	3	(70)	222	198	563
Interest expense and other		(9)	(11)	(9)	(58)
Share-based compensation		(173)	(3)	(905)	(175)
		(229)	89	(744)	289
Loss and comprehensive loss for the period		$(732)	$(237)	$(1,906)	$(556)
Loss per share - basic and diluted		$(0.00)	$(0.00)	$(0.01)	$(0.00)

Weighted average number of common shares outstanding		229,592,974	218,400,393	224,028,248	217,913,420

See the accompanying notes to the condensed interim consolidated financial statements.

Page 3 | 15

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Cash Flow (Unaudited- In thousands of U.S. Dollars)

	Nine months ended September 30,
	2021	2020
Operating activities

Net loss for the period	$(1,906)	$(556)
Items not involving cash:
Fair value gain on derivative liabilities	(27)	(79)
Foreign exchange gain	-	(22)
Interest and convertible accretion	-	72
Loss on settlement of convertible notes	-	26
Gain on marketable securities	(198)	(563)
Share-based compensation	905	175
	(1,226)	(947)
Changes in non-cash working capital
Accounts payable and accrued liabilities	(10)	-
	(1,236)	(947)

Financing activities
Shares issued for cash	264	19
Proceeds from Private Placement	2,298	-
Convertible notes paid	-	(381)
	2,562	(362)

Investing activities
Expenditures on mineral properties	(1,924)	(1,116)
Sale of marketable securities	830	-
Net proceeds from water rights sale	1,000	1,858
	(94)	742
Effect of foreign exchange on cash	(14)	(3)

Increase (decrease in cash)	1,218	(570)

Cash, beginning of period	701	1,812

Cash, end of period	$1,919	$1,242

Supplemental cash flow information
Exploration expenditures included in accounts payable	$137	$22
Interest paid in cash	$-	$76

See the accompanying notes to the condensed interim consolidated financial statements.

Page 4 | 15

Lion Copper and Gold Corp. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited - In thousands of U.S. Dollars, except for shares)

			Contributed
	Number of shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for convertible notes	1,000,000	94	35	-	129
Shares issued for stock options exercised	500,000	35	(16)	-	19
Share-based compensation	-	-	175	-	175
Net loss for the period	-	-	-	(556)	(556)
Balance, September 30, 2020	218,715,610	$101,553	$19,406	$(91,185)	$29,774

Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347
Stock options and warrants exercised	5,600,000	414	(150)	-	264
Shares issued on Private Placement, net of Issuance cost	38,969,502	2,298	-	-	2,298
Fair value of warrants finder's fees	-	(42)	42	-	-
Share-based compensation	-	-	905	-	905
Net loss for the period	-	-	-	(1,906)	(1,906)
Balance, September 30, 2021	263,285,112	$104,223	$20,203	$(93,518)	$30,908

See the accompanying notes to the condensed interim consolidated financial statements.

Page 5 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1. Nature of Operations and Going Concern

Lion Copper and Gold Corp. (together with its subsidiaries, "Lion" or the "Company") is a copper and gold exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. On November 18, 2021, the Company announced the changing of its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company will commence trading under the new name at the open of trading on Tuesday, November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and will trade on the OTCQB Market under the symbol "LCGMF."

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

These condensed interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has no source of revenue and has significant cash requirements to maintain its mineral property interests and meet its administrative overheads. Although the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future. In addition, if the Company is unsuccessful in the outcome regarding the Petition for Judicial Review of the Forfeiture Notice filed on August 20, 2021, it may be unable to close the water rights sale announced on February 24, 2021 (Note 4), and the Company will be obliged to return the $1,000,000 initial deposit to the buyer. These factors indicate material uncertainties that may cast doubt on the Company's ability to continue as a going concern. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on the condensed consolidated statements of financial position. As of September 30, 2021, the Company has a working capital of $641,000 and an accumulated deficit of $93,518,000.

These condensed consolidated financial statements do not reflect adjustments to the carrying value and classification of assets and liabilities that might be necessary in the event of going concern. Such adjustments could be material.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2. Basis of Presentation and Accounting Policies

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared under International Accounting Standard ("IAS") 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Page 6 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

b. Basis of presentation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2020.

The Company's significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company's audited consolidated financial statements for the year ended December 31, 2020.

c. Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, which have the most significant effect on the amounts recognized in the Company's condensed interim consolidated financial statements are related to the economic recoverability of the mineral properties, liquidity risk and the assumption of no material restoration, rehabilitation and environmental exposure.

3. Marketable Securities

As of September 30, 2021, the Company sold all common shares of its marketable securities. During the nine months ended September 30, 2021, a realized gain of $198,152 (September 30, 2020 - unrealized gain of $563,000) was recognized in the condensed interim consolidated statements of loss and comprehensive loss.

4. Mineral Properties

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada and a 90% interest in the Groundhog property in Alaska.

I. MacArthur and Yerington Properties, Nevada

On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910,000 (the "Agreement"). In early March, the Company filed an application with the Nevada Engineer to change the manner of use of the water rights from mining to agriculture and their place of use. Under the terms of the Agreement, Desert Pearl made a $1,000,000 initial payment to the Company on March 5, 2021. The Agreement is subject to the State of Nevada Division of Water Resources' final approval.

Page 7 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

On July 23, 2021, the Company received notice from the State of Nevada that three water rights permits had been forfeited. Further, that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the water rights agreement announced on February 24, 2021.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or Desert Pearl elects to terminate the Agreement, the Company will be obligated to refund the $1,000,000 initial payment to Desert Pearl (therefore, it has been treated as a liability on the balance sheet) and the $1,910,000 balance of the water rights proceeds would be forfeited.

II. Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,678,290 in cash payments over 15 years ($4,929,290 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

  $193,000 due in 2021 ($93,000 paid),
  $193,000 due 2022;
  $201,000 due in 2023;
  $51,000 due in years 2024 to 2028

III. Wassuk, Nevada

The Company has an option, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments (paid) and incur a work commitment of $50,000 by December 31, 2021 (completed). During 2021 two final option payments of $125,000 due by August 1, 2021 and the final $125,000 due by October 10, 2021 were both paid and form part of the total payments of $1,405,000.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500,000.

IV. Groundhog, Alaska

On April 20, 2017, the Company entered a lease with option to purchase agreement with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located two hundred miles southwest of Anchorage, Alaska.

During the nine months ended September 30, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000,000 ($2,564,000 funded) of exploration expenditures and make a lump sum payment to Chuchuna of $3,000,000 by the end of April 20, 2024. The Company can terminate the Agreement at its discretion.

Page 8 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

The Company had met the annual work commitments up to year-end 2020 and is required to spend a minimum of $160,000 ($56,000 incurred) in 2021.

V. Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC ("North Exploration"), to earn a 100% interest in six hundred and seventy eight unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years after the option is exercised for $5,000,000.

On December 3, 2019, the Company entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select Royalty"), to purchase a 100% interest in seventy-eight unpatented claims associated with the Butte Valley project for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by the Company within the first ten years after the option is exercised for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

  $20,000 due 2019 (paid);
  $80,000 due in 2020 (paid);
  $100,000 due in 2021;
  $150,000 due in 2022; and
  $250,000 each due in 2023 and 2024.

VI. Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston propose to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

  issuing 8,000,000 common shares of the Company on closing
  making annual lease payments on the Properties after 2021
  incurring CAD 150,000 of exploration expenditures on the Chaco Bear Property and CAD 50,000 of exploration expenditures on the Ashton Property before the end of 2021 incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021 paying CAD 1,500,000 for the Chaco Bear Property and CAD 1,000,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD 250,000 on the Chaco Bear Property and CAD 150,000 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% net smelter return royalty (the "NSR") on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD 6,000,000 and 1.0% on the Ashton Property for a payment of CAD 3,000,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD 12,000,000 and the remaining 1.0% NSR on the Ashton Property for CAD 6,000,000.

Page 9 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Total mineral property maintenance and exploration costs as of September 30, 2021, are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2020	18,828	3,569	1,460	1,470	2,522	387	28,236
Property maintenance	155	35	93	176	-	113	572
Geological & mapping	22	-	-	-	-	-	22
Geophysical & survey	17	-	60	-	-	3	80
Assay & labs	36	-	-	-	-	-	36
Drilling	891	-	-	47	-	-	938
Environmental	-	84	-	-	-	-	84
Field support & Other	43	5	-	3	56	-	107
Technical study	91	90	-	-	-	-	181
	1,255	214	153	226	56	116	2,020
Balance, September 30, 2021	20,083	3,783	1,613	1,696	2,578	503	30,256

5. Derivative Liabilities

The Company has certain warrants exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities carried at fair value and revalued at each reporting date.

As of September 30, 2021, the derivative liabilities were related to 769,230 warrants with an exercise price denominated in Canadian dollars. They were revalued using the weighted average assumptions: volatility of 106%, the expected term of 0.9 years, a discount rate of 0.52% and a dividend yield of 0%.

6. Share Capital

Common share transactions:

Period ended September 30, 2021

I. On September 13, 2021, the Company closed the first tranche of a non-brokered Private Placement for gross proceeds of $1,566,350. The Company issued 26,105,833 units (each, a "Unit") of the Company at a price of $0.06 per Unit.

In connection with the completion of the first tranche of the Private Placement, the Company paid a total of $22,974 and issued 382,900 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

II. On September 27, 2021, the Company closed the second tranche of a non-brokered private placement for gross proceeds of $771,820. The Company issued 12,863,669 units of the Company at a price of $0.06 per Unit.

In connection with the completion of the second tranche of the Private Placement, the Company paid a total of $17,354 and issued 289,240 finder's warrants as finder's fees to PI Financial Corp. and Haywood Securities Inc. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

Page 10 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Each Unit of the Private Placement is comprised of one common share (a "Common Share") and one common share purchase warrant (a "Warrant").

Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at a price of $0.10 per Common Share within a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSX Venture Exchange is equal to or greater than US$0.30 for a period of ten consecutive trading days.

On October 21, 2021, the Company closed the third tranche of the Private Placement for gross proceeds of $ 1,789,970 and the issue of 29,832,834 units (See Note 10).

Related parties acquired 1,550,000 Units in both the first and second trances (see Note 8b)).

III. On October 21, 2021, the Company granted 8,000,000 restricted share units ("RSUs") to two Directors (see Note 10).

IV. During the period ended September 30, 2021, the Company issued 5,600,000 common shares in connection with options and warrants exercised.

Period ended September 30, 2020

I. During the period ended September 30, 2020, the Company issued 500,000 common shares in connection with options exercised.

7. Equity Reserves

a) Stock options

The Company has a stock option plan under which it is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

	September 30, 2021		December 31, 2020
		Weighted Average	Number of	Weighted Average
	Number of	Exercise Price	Options	Exercise Price
	Options	(CAD)		(CAD)
Outstanding, beginning of period	14,690,000	0.07	14,495,000	0.08
Granted	9,450,000	0.18	3,175,000	0.080
Expired	(375,000)	0.07	(2,480,000)	(0.13)
Exercised	(4,600,000)	0.07	(500,000)	(0.065)
Outstanding, end of period	19,165,000	0.13	14,690,000	0.07
Exercisable, end of period	19,165,000	0.13	14,490,000	0.07

Page 11 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

The following table summarizes information about stock options outstanding by expiry dates with an exercise price in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD)	September 30, 2021	December 31, 2020
April 14, 2021	0.065	-	2,795,000
June 23, 2022	0.095	2,400,000	2,900,000
September 20, 2023	0.06	1,690,000	2,370,000
June 21, 2024	0.065	2,150,000	2,950,000
August 8, 2024	0.06	500,000	500,000
June 20, 2025	0.08	2,975,000	3,175,000
June 18, 2026	0.245	9,450,000	-
		19,165,000	14,690,000

On June 18, 2021, the Company granted 4,950,000 stock options to directors, officers, employees and consultants under the Company's stock option plan. The options are exercisable at CAD 0.245 per share for five years. The Company used the following assumptions in the Black-Scholes option pricing model: volatility 101.4%, risk-free interest rate 0.97%, expected life five years, forfeiture rate and expected dividend yield 0%.

On September 27, 2021, 4,500,000 stock options were granted to directors of the Company and the following assumptions in the Black-Scholes option pricing model were used: volatility 106.04%, risk-free interest rate 0.98%, expected life five years, forfeiture rate and expected dividend yield 0%.

On October 21, 2021, the Company granted 2,700,000 incentive stock options to various directors, officers, employees and consultants of the Company (see Note 10).

On October 29, 2021, 150,000 options were exercised for gross proceeds of CAD$14,250, and on November 3, 2021, 135,000 options were exercised for gross proceeds of CAD$10,800 (see Note 10).

Page 12 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

b) Share purchase warrants

The continuity of the number of share purchase warrants outstanding is as follows:

	September 30, 2021		December 31, 2020
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	12,769,230	$0.05	11,769,230	$0.05
Issued	39,641,642	0.10	1,000,000	0.05
Exercised	(1,000,000)	(0.05)	-	(0.16)
Outstanding, end of period	51,410,872	$0.05	12,769,230	$0.05

During the nine months ended September 30, 2021, 1,000,000 warrants were exercised at CAD 0.065 for gross proceeds of CAD 65,000. The table below lists the warrants outstanding by expiry dates:

Expiry date		Exercise price	September 30, 2021	December 31, 2020
August 28, 2022	USD	0.05	11,000,000	11,000,000
August 28, 2022	CAD	0.065	-	1,000,000
September 20, 2022	CAD	0.065	769,230	769,230
September 13, 2024	USD	0.10	26,488,733	-
September 27, 2024	USD	0.10	13,152,909	-
			51,410,872	12,769,230

8. Related Party Transactions

a) The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. Dollars)	2021	2020	2021	2020
Salaries	$170	$95	$432	$193
Directors' fees	-	9	18	18
Share-based compensation	81	85	406	85
	$251	$189	$856	$296

b) During the period ended September 30, 2021 the Company  granted a NSR  royalty to a company controlled by two Directors of the Company with respect to their services on the Chaco Bear and Ashton Properties (see Note 4 VI).

c) Directors of the Company participated in the first and second tranches of the Company's Private Placement acquiring 1,550,000 Units (see Note 6 II).

Page 13 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

9. Segmented information

The Company operates in one reportable operating segment, being mineral exploration. Geographic segment information of the Company as at and for the nine months ended September 30, 2021, and 2020 is as follows:

	September 30, 2021			December 31, 2020
	Canada	USA	Total	Canada	USA	Total

Non current assets	-	30,291	30,291	-	28,270	28,270
Total assets	1,897	30,343	32,240	4	29,616	29,620
Total liabilities	194	1,138	1,332	146	127	273

	Three months ended September 30, 2021			Three months ended September 30, 2020
	Canada	USA	Total	Canada	USA	Total

Net Loss	(445)	(287)	(732)	(187)	(50)	(237)

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Canada	USA	Total	Canada	USA	Total

Net Loss	(928)	(978)	(1,906)	(686)	130	(556)

10. Subsequent Events

a) On October 14, 2021, the Company agreed to settle outstanding debt of CAD 33,302 with an arm's length creditor by issuing 403,665 common shares of the Company at a deemed price of CAD 0.0825 per share. The amount of indebtedness represents an outstanding account for services provided to the Company. The transaction was approved by the TSXV.

b) On October 21, 2021, the Company closed the third and final tranche of its oversubscribed Private Placement. The Company issued 29,832,834 units ("Units") at a price of $0.06 (CAD 0.075) per Unit for gross proceeds of $1,789,970 (CAD 2,237,463). Combined with the first and second tranches, the Company raised an aggregate of $4,128,140 (CAD 5,160,175) in the Private Placement.

Each Unit consists of one common share of the Company and one non-transferable share purchase warrant. Each Warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.10 per share for a period of three years from the date of closing. In connection with the completion of the third tranche of the Private Placement, the Company paid a total of $110,388 and issued an aggregate of 1,839,798 finder's warrants as finder's fees. The finder's warrants are exercisable at a price of $0.10 per share for a period of 3 years from the date of closing.

The securities issued pursuant to the third tranche of the Private Placement are subject to a four-month hold period expiring on February 22, 2022.

Page 14 | 15

Lion Copper and Gold Corp.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

c) On October 21, 2021, the Company granted 2,700,000 incentive stock options ("Options") pursuant to its stock option plan and 8,000,000 restricted share units ("RSUs") pursuant to its restricted share unit plan (the "RSU Plan") to various directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.09 per share and expire five years from the date of grant. The RSUs granted will vest over a three year period, with 33.33% of the RSUs vesting immediately upon receipt of final approval of the RSU Plan from the Exchange and 33.33% vesting every 12 months from the date of grant. If at any point the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton Projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

d) On October 29, 2021, 150,000 options were exercised for gross proceeds of CAD$14,250.

e) On November 3, 2021, 135,000 options were exercised for gross proceeds of CAD$10,800.

f) On November 18, 2021, the Company announced the changing of its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on Monday, November 22, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and trade on the OTCQB Market under the symbol "LCGMF".

Page 15 | 15